

March 10, 2016

Via E-mail
Mr. Brad Gerstner
Chief Executive Officer
Altimeter Capital Management, LP
One International Place, Suite 2400
Boston, MA 02110

> **Re:** **United Continental Holdings, Inc.**
> **Soliciting Material on Schedule 14A**
> **Filed March 8, 2016 by Altimeter Capital Management, LP et al.**
> **File No. 001-06033**

Dear Mr. Gerstner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Rule 14a-9 under Regulation 14A requires a reasonable and factual basis for all beliefs. Please provide support for your beliefs that the incumbent board:

- lacks sufficient leadership, expertise, and experience to challenge management and hold management accountable, to direct an operational and financial turn-around, and to maximize stockholder value;
- has entrenched itself by implementing various mechanisms to financially penalize stockholders for making meaningful board changes; and
- has failed to adequately align management compensation with stockholder interests.

2.   Please ensure that all tweets by Mr. Gerstner and other participants comply with our guidance on satisfying legend requirements via hyperlink, in particular the requirement that the tweet prominently convey, through introductory language or otherwise, that important or required information is provided through the hyperlink. See our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm#164-02.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Eleazer Klein, Esq.
        Schulte Roth & Zabel LLP